UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 7)

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125106
(CUSIP Number)

Denise Abel Bertelsmann SE & Co. KGaA Carl-Bertelsmann-Strasse 270 33311 Gütersloh, Germany with copies to: Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2022 (July 29, 2022)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 30,405,496
	9	SOLE DISPOSITIVE POWER 30,405,496
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,405,496 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Erste WV Gütersloh GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 30,405,496
	9	SOLE DISPOSITIVE POWER 30,405,496
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,405,496 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (“Erste” and collectively with Bertelsmann, the “Reporting Person”) consists of 29,074,134 Class B common shares and 1,331,362 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 44,133,783 Class A common shares outstanding as of December 31, 2021 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2022 (as reduced by the number of treasury shares as reported to the Reporting Person by the Issuer on May 12, 2022), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of December 31, 2021, the number of Class A common shares outstanding was 44,133,783 and the percentage beneficially owned was 34.3%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Explanatory Note

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the “Original Schedule 13D”, as further amended on March 4, 2022, “Amendment No. 1”, as further amended on April 18, 2022, “Amendment No. 2”, as further amended on April 25, 2022, “Amendment No. 3,” as further amended on May 4, 2022, “Amendment No. 4,” as further amended on May 23, 2022, “Amendment No. 5,” as further amended on May 27, 2022, “Amendment No. 6,” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the “Issuer”), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 7 amends and supplements Item 3 of the Original Schedule 13D (as amended by Amendment No. 3 and Amendment No. 5) as follows:

The purchase price for the 981,173 Class A common shares bought pursuant to the Trading Plan was $9,498,651.77, or an average of $9.68 per Class A common share. Such price was funded by the Reporting Person through internally generated funds.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 7 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5) as follows:

(a) The information relating to the beneficial ownership of Class A common shares by the Reporting Person as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Person is the beneficial owner of 1,331,362 Class A common shares, which represents 3.02% of the Class A common shares outstanding based on 44,133,783 Class A common shares outstanding as of December 31, 2021 as reported by the Issuer in its Current Report on Form 6-K, filed with the Commission on March 31, 2022 (as reduced by the number of treasury shares as reported to the Reporting Person by the Issuer on May 12, 2022). Except as set forth in this Item 5(a), the Reporting Person does not own beneficially any Class A common shares. The Reporting Person will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.

(b) The Reporting Person has shared power to vote and dispose of 1,331,362 Class A common shares.

(c) The Reporting Person has purchased the following Class A common shares in open market transactions within the past 60 days:

Transaction Date	Class A Common Shares Purchased	Average Price Per Share
June 27, 2022	24,600	$10.30
June 28, 2022	44,900	$10.18
June 29, 2022	40,903	$10.05
June 30, 2022	42,841	$9.95
July 1, 2022	31,900	$9.85
July 5, 2022	41,900	$9.51
July 6, 2022	40,511	$9.36
July 7, 2022	41,900	$9.57
July 8, 2022	39,263	$9.63
July 11, 2022	44,942	$9.17
July 12, 2022	48,400	$8.99
July 13, 2022	48,400	$9.20
July 14, 2022	48,114	$9.17
July 15, 2022	48,400	$9.45
July 18, 2022	49,831	$9.76
July 19, 2022	52,300	$9.68
July 20, 2022	50,242	$9.77
July 21, 2022	37,131	$9.89
July 22, 2022	52,300	$9.62
July 25, 2022	21,660	$9.63
July 26, 2022	18,047	$9.42
July 27, 2022	19,793	$9.62
July 28, 2022	46,213	$10.27
July 29, 2022	46,700	$10.51

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2022

BERTELSMANN SE & CO. KGAA

By:	/s/ Martin Dannhoff

Name:	Martin Dannhoff
Title:	SVP Corporate Legal

By:	/s/ Denise Abel
Name:	Denise Abel
Title:	SVP Corporate Legal

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Martin Dannhoff
Name:	Martin Dannhoff
Title:	Director

By:	/s/ Denise Abel
Name:	Denise Abel
Title:	Director